UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: XD Fund Trust

Address of Principal Business Office (No. & Street, City, State, and Zip Code):

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Telephone Number (including area code): 513-587-3400

Name and address of agent for service of process:

Cogency Global Inc.,

850 New Burton Road, Suite 201,

Dover, DE 19904

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES    /X/      NO    /  /

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Bangalore and State of Karnataka, India on the 27th day of October, 2023.

XD FUND TRUST

By: /s/ Sreevatsan Rajagopalan
Name: Sreevatsan Rajagopalan, President

Attest:

/s/ Madeline Arment
Treasurer